FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 9 March 2022
Exhibit No. 2	NWG -Morgan Stanley European Financials Conference dated 15 March 2022
Exhibit No. 3	Notice of Redemption dated 16 March 2022
Exhibit No. 4	Director/PDMR Shareholding dated 21 March 2022
Exhibit No. 5	Total Voting Rights and Capital dated 30 March 2022
Exhibit No. 6	TR-1: Notification of major holdings dated 30 March 2022
Exhibit No. 7	Total Voting Rights dated 31 March 2022

Exhibit No. 1

9 March 2022
NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

1.   NatWest Group plc (the Company) announces that conditional long term incentive (LTI) awards over ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) have been granted on 7 March 2022 under the NatWest Group plc 2014 Employee Share Plan (the Plan) to the PDMRs set out below:-

Name of PDMR	Position of PDMR	Award	Maximum no. of Shares eligible to vest
Robert Begbie	CEO, NatWest Markets	LTI	413,074
Peter Flavel	CEO, Wealth Businesses	LTI	374,348
Bruce Fletcher	Chief Risk Officer, NatWest Group	LTI	490,525
David Lindberg	CEO, Retail Banking	LTI	567,976
Andrew McLaughlin	CEO, RBS International	LTI	361,440
Simon McNamara	Chief Administrative Officer	LTI	516,342
Katie Murray	Chief Financial Officer	LTI	580,885
Alison Rose	Chief Executive Officer	LTI	877,781
John-Paul Thwaite	CEO, Commercial Banking	LTI	410,492
Jen Tippin	Chief People & Transformation Officer	LTI	722,879

The price per Share used on the grant of the above LTI awards was £1.8205. The price is discounted to reflect the absence of dividend equivalents during the deferral period.

The LTI awards were determined with reference to the performance of the relevant PDMRs against pre-determined performance targets. A pre-vest performance assessment will take place for the LTI awards at the end of three years. Subject to this, LTI awards will be eligible to vest between 2025 and 2029.

Malus provisions will apply to LTI awards up until vesting and clawback provisions will apply for a period of seven years from the date of grant.  Such period can be extended to ten years in certain circumstances. Vested Shares retained after payment of associated tax liabilities will be subject to a twelve-month retention period.

2. The Company announces that LTI awards and conditional deferred awards (Deferred Awards), including buy-outs, over Shares vested on 7 March 2022 to the PDMRs set out below. The awards were granted under the Plan between March 2017 and November 2020. The number of Shares withheld to meet associated tax liabilities arising on vesting and the number of vested Shares retained by each PDMR is set out below:-

Name of PDMR	Position of PDMR	Award	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
Robert Begbie	CEO, NatWest Markets	LTI	26,034	12,516	13,518
		Deferred Award	103,140	49,584	53,556
Peter Flavel	CEO, Wealth Businesses	LTI	7,456	3,510	3,946
		Deferred Award	76,244	35,890	40,354
Bruce Fletcher1	Chief Risk Officer, NatWest Group	Deferred Award	54,608	25,705	28,903
		Buy-out Award	35,448	16,686	18,762
Andrew McLaughlin2	CEO, RBS International	LTI	32,806	-	32,806
		Deferred Award	80,463	-	80,463
Simon McNamara	Chief Administrative Officer	LTI	194,755	93,624	101,131
Katie Murray	Chief Financial Officer	LTI	31,191	14,682	16,509
		Deferred Award	85,670	40,327	45,343
Alison Rose	Chief Executive Officer	LTI	255,379	120,209	135,170
John-Paul Thwaite	CEO, Commercial Banking	LTI	17,770	8,365	9,405
		Deferred Award	77,922	36,680	41,242
Jen Tippin1	Chief People & Transformation Officer	Buy-out Award	125,975	59,299	66,676
1.     Vested Shares retained after payment of associated tax liabilities will be subject to retention periods which mirror the retention periods applicable to the PDMR's awards granted by their previous employer.
2.     The award was granted when the PDMR was resident in Jersey and therefore is taxable in Jersey only and not in the UK. No employer tax withholding is required under Jersey law. The Jersey income tax payable in respect of the vesting of the award will be paid by the PDMR directly to the Jersey tax authority.

The market price used to meet associated tax liabilities was £1.8916.

Vested Shares retained after payment of associated tax liabilities will be subject to retention periods of between six and twelve months, unless otherwise indicated in the table above.

3.  The Company announces that Shares were delivered to PDMRs on 7 March 2022, as set out below. The Shares delivered represent payment of a fixed share allowance for the three month period ending 31 March 2022 and have been calculated using a share price of £2.2334.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Robert Begbie	CEO, NatWest Markets	36,380	17,490	18,890
Peter Flavel	CEO, Wealth Businesses	25,202	11,864	13,338
Bruce Fletcher	Chief Risk Officer, NatWest Group	37,499	17,652	19,847
David Lindberg	CEO, Retail Banking	36,380	17,126	19,254
Andrew McLaughlin1	CEO, RBS International	16,791	-	16,791
Simon McNamara	Chief Administrative Officer	36,380	17,490	18,890
Katie Murray	Chief Financial Officer	83,953	39,518	44,435
Alison Rose	Chief Executive Officer	123,131	57,960	65,171
John-Paul Thwaite	CEO, Commercial Banking	34,981	16,466	18,515
Jen Tippin	Chief People & Transformation Officer	46,174	21,737	24,437
1. The award was granted when the PDMR was resident in Jersey and therefore is taxable in Jersey only and not in the UK. No employer tax withholding is required under Jersey law. The Jersey income tax payable in respect of the vesting of the award will be paid by the PDMR directly to the Jersey tax authority.

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £1.8916. Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs and will be released in instalments over a three year period.

All of the above transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 2

NatWest Group plc - Morgan Stanley European Financials Conference

Alison Rose, NatWest Group CEO, will participate in a fireside chat at the Morgan Stanley European Financials Conference on Tuesday 15th March 2022 at 10:00am GMT.  A live and on-demand webcast and post-event transcript will be available on our website www.natwestgroup.com/ir

For further information:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 3

NatWest Group plc
16 March 2022

Notice of Redemption

NatWest Group plc (the "Company")

The Company has given notice to holders of the $1,500,000,000 Fixed Rate/Floating Rate Notes due 2023 and $1,500,000,000 Floating Rate Notes due 2023 issued by the Company pursuant to the Amended and Restated Indenture dated September 13, 2011 as amended and supplemented by the First Supplemental Indenture dated April 1, 2014, the Second Supplemental Indenture dated April 5, 2016 and the Fourth Supplemental Indenture dated May 15, 2017 (together, the "Indenture") (ISIN Codes: US780097BE04 / US780097BF78) (the "Notes") of the upcoming redemption of the Notes on 15 May 2022. The amount currently outstanding under each series of Notes is $1,500,000,000.

The Company has elected to redeem the Notes on 15 May 2022 in accordance with the Indenture. The Notes are being redeemed pursuant to Section 11.09 of the Indenture.

To view the notice, please click on the link below.

http://www.rns-pdf.londonstockexchange.com/rns/0325F_1-2022-3-16.pdf

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0)7747 455969

Forward-looking statements

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'would have been', 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: the impact of the Covid-19 pandemic, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its Purpose-led strategy and the refocusing of its NatWest Markets franchise, its ESG and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the Covid-19 pandemic, future acquisitions, the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate related risks and the transitioning to a low carbon economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2021 Annual Report and Accounts (ARA) and NatWest Group plc's filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier
NatWest Group plc	2138005O9XJIJN4JPN90

Exhibit No. 4

21 March 2022

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that the PDMR set out below has sold ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on the date and at the price indicated:-

PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transaction
Robert Begbie	CEO, NatWest Markets	19,000	£2.1513	21 March 2022

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 5

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following update in respect of its issued share capital with voting rights as at 30 March 2022.

The changes in the issued share capital are a result of settlement today of the off-market purchase of 549,851,147 ordinary shares of £1 each ("Ordinary Shares") on 28 March 2022, pursuant to the terms of a contract (the "Directed Buyback Contract") between NWG and Her Majesty's Treasury ("HM Treasury"), which was approved by NWG's shareholders at a General Meeting held on 6 February 2019 and signed on 7 February 2019. The authority from shareholders to make off-market purchases of Ordinary Shares from HM Treasury (or its nominee) under the terms of the Directed Buyback Contract was renewed at the Annual General Meeting on 28 April 2021.

NWG cancelled all of the purchased Ordinary Shares.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 March 2022
Ordinary Shares of £1	10,641,613,869	4	42,566,455,476
Ordinary Shares of £1 held in treasury	146,116,846	-	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	10,788,213,855		42,568,388,036

Shareholders may use the above figure (42,568,388,036) for their calculations to determine whether they are required to notify their interest in, or a change to their interest in NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 6

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Commissioners of Her Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)v
Name		The Solicitor for the Affairs of Her Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reachedvi:		28 March 2022
6. Date on which issuer notified (DD/MM/YYYY):		30 March 2022
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	48.03%		48.03%	42,568,388,036
Position of previous notification (if applicable)	50.94%		50.94%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1 each GB00B7T77214		20,447,511,352		48.03%

SUBTOTAL 8. A	20,447,511,352			48.03%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi		Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)

					x
Namexv		% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold		Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by Her Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty's Treasury).

The Solicitor for the Affairs of Her Majesty's Treasury is acting as nominee for The Commissioners of Her Majesty's Treasury.

The Commissioners of Her Majesty's Treasury		48.03%			48.03%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Solicitor for the Affairs of Her Majesty's Treasury is acting as nominee for The Commissioners of Her Majesty's Treasury (HMT).

The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (48.03%), has been calculated following the disposal by HMT of 623,016,845 ordinary shares in NWG since its last TR-1 notification on 14 February 2022, including the directed buyback of 549,851,147 shares by NWG from HMT on 28 March 2022, and is based on the Total Voting Rights announcement on 30 March 2022.

The percentage of voting rights held by HMT could move up or down going forward depending on the number of shares repurchased by NWG and the progress of sales under HMT's trading plan announced on 22 July 2021.

Place of completion	London, England
Date of completion	30 March 2022
Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 7

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 31 March 2022.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 March 2022
Ordinary Shares of £1	10,637,196,644	4	42,548,786,576
Ordinary Shares of £1 held in treasury	146,116,846	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	10,783,796,630		42,550,719,136

Shareholders may use the above figure (42,550,719,136) for their calculations to determine whether they are required to notify their interest in, or a change to their interest in NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 31 March 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary